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                            April 26, 2024

       Kenneth McGrath
       Chief Financial Officer
       ORASURE TECHNOLOGIES INC
       220 East First Street
       Bethlehem, Pennsylvania 18015

                                                        Re: ORASURE
TECHNOLOGIES INC
                                                            Form 10-K filed
March 11, 2024
                                                            Item 2.02 Form 8-K
filed February 27, 2024
                                                            Response filed
April 10, 2024
                                                            File No. 001-16537

       Dear Kenneth McGrath:

              We have reviewed your April 10, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20,
       2024 letter.

       Item 2.02 Form 8-K filed February 27, 2024

       Exhibit 99.1
       Orasure Technologies GAAP to Non-GAAP Reconcilation, page 10

   1. We note your response to prior comment 2. The underlying facts and circumstances that lead to the inventory
reserve adjustments, including your decision to terminate the manufacturing of your
Covid-19 products in Thailand, do not appear to be outside the normal course of your
operations. With reference to Question 100.01 of the Compliance and Disclosure
Interpretations for Non-GAAP Financial Measures, please confirm that you will no longer
exclude these inventory impairments from your non-GAAP measures.

   2. We note that you include an adjustment for accelerated depreciation in your determination of non-GAAP cost of
goods sold, gross margin, operating income, net income (loss) and
 Kenneth McGrath
ORASURE TECHNOLOGIES INC
April 26, 2024
Page 2
         earnings (loss) per share. Confirm that you will no longer exclude accelerated depreciation from your non-GAAP measures. While the useful lives of the machinery and equipment
         utilized for InteliSwab   production in Thailand were shortened, the
assets continued to
         contribute to revenue generation through the end of their useful lives.
       Please contact Jeanne Baker at 202-551-3691 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameKenneth McGrath
                                                              Division of
Corporation Finance
Comapany NameORASURE TECHNOLOGIES INC
                                                              Office of
Industrial Applications and
April 26, 2024 Page 2                                         Services
FirstName LastName